UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a)-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the month of March, 2021

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

________________________________________

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

_________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note:

This Report of Foreign Private Issuer on Form 6-K contains the unaudited consolidated balance sheet and statement of operations of the Company (as defined below) as of and for the six-month period ended September 30, 2020.

Eros International Plc (“Eros”) and STX Filmworks, Inc., (“STX”) entered into an Agreement and Plan of Merger, dated April 17, 2020 (the “Merger Agreement”). As of July 30, 2020, pursuant to the Merger Agreement, Merger Sub, a subsidiary of Eros, merged with and into STX (the “Merger”), with STX surviving as an indirect and wholly owned subsidiary of Eros. Following the Merger, Eros changed its corporate name to Eros STX Global Corporation (“Eros STX”). Eros STX, as the combined company following the Merger, is referred to herein as the “Company”, the “combined company,” “we,” “us” or “our.”

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX selected as the accounting acquirer under this guidance. Consequently, all information reported as of or for periods prior to completion of the Merger reflects the historical results of legacy STX. The financial information reflects the results of the combined company for only the post-Merger period from July 30, 2020 to September 30, 2020.

This unaudited consolidated financial information has been prepared in accordance with United States generally accepted accounting principles (“GAAP”). This financial information is not a comprehensive statement of our financial results as of and for the six months ended September 30, 2020 and should not be viewed as a substitute for full unaudited consolidated financial statements prepared in accordance with GAAP. Operating results for the six months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2021.

The Company expects to issue its full unaudited consolidated financial statements for the six months ended September 30, 2020 prepared in accordance with GAAP by April 30, 2021. The financial information included in this report should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Transition Report on Form 20-F submitted to the SEC on October 30, 2020, and in the Company’s Annual Report on Form 20-F submitted to the SEC on July 30, 2020.

Press Release

On March 31, 2021, the Company issued a press release discussing the operating results for this interim period. A copy of the press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

The information furnished in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EROS STX GLOBAL CORPORTATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2020	March 31, 2020
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$81,807	$25,705
Restricted cash	4,944	—
Accounts receivable, net	80,718	102,430
Other current assets	15,237	24,215
Total current assets	182,706	152,350
Accounts receivable, noncurrent, net	24,810	15,450
Investment in films and television programs, net	210,068	97,308
Property and equipment, net	8,120	3,496
Intangible assets	147,367	1,493
Goodwill	496,213	—
Investments	22,345	—
Other assets	27,622	22,665
Total assets	$1,119,251	$292,762

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	171,215	109,921
Accrued participations and residuals, current	56,698	28,314
Deferred revenue, current	23,951	29,142
Short-term debt	100,213	—
Total current liabilities	352,077	167,377
Long-term debt	261,592	225,989
Term loan due to related party, net	22,234	42,092
Accrued participations and residuals, non-current	37,375	70,916
Deferred revenue, non-current	19,987	12,986
Other liabilities	13,867	45,847
Total liabilities	707,132	565,207

Commitments and contingencies

Convertible Redeemable Preferred Stock
Class A convertible redeemable preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding as of September 30, 2020; 10,207 shares authorized, issued and outstanding as of March 31, 2020	—	20,031
Class B convertible redeemable preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding as of September 30, 2020; 85,000 shares authorized, issued and outstanding as of March 31, 2020	—	169,442
Class C convertible redeemable preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding as of September 30, 2020; 214,588 shares authorized and 166,088 shares issued and outstanding as of March 31, 2020	—	219,095
Class D convertible redeemable preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding as of September 30, 2020; 132,168 shares authorized and 125,104 shares issued and outstanding as of March 31, 2020	—	111,433
Class E convertible redeemable preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding as of September 30, 2020 and March 31, 2020	—	—

Equity (Deficit)
A Ordinary shares, $0.39 par value per share; 500,000,000 cumulative shares authorized for A Ordinary and B Ordinary; 185,251,177 shares issued and outstanding as of September 30, 2020; no shares authorized, issued or outstanding as of March 31, 2020	72,458	—
B Ordinary shares, $0.39 par value per share; 500,000,000 cumulative shares authorized for A Ordinary and B Ordinary; 21,700,418 shares issued and outstanding as of September 30, 2020; no shares authorized, issued or outstanding as of March 31, 2020	8,487	—
Common stock, $0.01 par value per share; no shares authorized, issued or outstanding as of September 30, 2020; 100,000,000 shares authorized, 11,572,291 shares issued and outstanding as of March 31, 2020	—	116
Additional paid-in capital	1,165,425	—
Accumulated deficit	(843,373)	(792,162)
Accumulated other comprehensive loss	(527)	(400)
Total Eros STX Global Corporation stockholders' equity (deficit)	402,470	(792,446)
Non-controlling interest	9,649	—
Total equity (deficit)	412,119	(792,446)
Total liabilities, convertible preferred stock and equity (deficit)	$1,119,251	$292,762

EROS STX GLOBAL CORPORTATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	September 30,
	2020	2019
	(Amounts in thousands, except per share amounts)
Revenues	$144,139	$210,193

Expenses:
Direct operating	73,894	137,107
Distribution and marketing	21,305	113,035
General and administrative	36,685	24,407
Depreciation and amortization	1,983	1,124
Restructuring and other	17,755	—
Total expenses	151,622	275,673
Operating loss	(7,483)	(65,480)

Interest expense	(14,286)	(10,505)
Interest income	63	162
Stockholder exit expense	(6,642)	(19,223)
Other expense	(20)	—
Loss before income taxes	(28,368)	(95,046)
Income tax provision	197	349
Net loss	(28,565)	(95,395)
Less: Net income attributable to non-controlling interest	139	—
Net loss attributable to Eros STX Global Corporation stockholders	(28,704)	(95,395)
Less: Deemed dividend on convertible preferred stock	22,614	31,045
Net loss attributable to Eros STX Global Corporation A Ordinary and B Ordinary stockholders	$(51,318)	$(126,440)

Per share information attributable to Eros STX Global Corporation stockholders:
Net loss per A Ordinary and B Ordinary share, basic and diluted	$(0.27)	$(1.52)
Weighted average number of A Ordinary and B Ordinary shares outstanding, basic and diluted	190,383,927	83,045,960

Exhibit No.	Description
99.1	Press Release, dated March 31, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021	Eros STX Global Corporation

/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Chief Financial Officer